UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2016

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiewen Li
Name:	Jiewen Li
Title:	Joint Company Secretary

Dated: September 2, 2016

EXHIBIT INDEX

Exhibit No.	Description
99.1	Interim Report 2016
99.2	Notification Letter Request Form for Non-registered Holders

Exhibit 99.1

Contents

2	CHAIRMAN’S STATEMENT

5	KEY FIGURES

6	BUSINESS OVERVIEW

10	INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

12	INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

14	INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

15	INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

16	NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

46	REPORT ON REVIEW OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

47	OTHER INFORMATION

Chairman’s Statement

Dear Shareholders,

In the first half of 2016, the US economy recovered mildly, the foundation for economic recovery in the euro zone has yet to be consolidated, the overall economy in China remained stable, international oil prices continued to hover at a low level. Faced with the challenges brought about by the external environment, our entire company has raised its level of awareness, introduced innovative work methods and made great efforts in cost control and efficiency enhancement.

In early 2014, in view of the rising production cost, the Company launched the “Year of Quality and Efficiency” program and has since continued to promote activities for this program. Over the past two years, the program has achieved significant results, and the production cost has been under effective control. In the first half of this year, the Company adopted measures mainly along the following aspects:

First, we continued to strengthen management and explore the potential for cost control and efficiency enhancement. Our efforts mainly included: further refining the basic management of major investment decisions, optimizing the process of decision-making and improving the quality of such decisions; streamlining cost management and designing special programs to improve key areas such as procurement and capital management; controlling cost based on optimization of the overall development plan (ODP) and project design; and accelerating the construction of the “intelligent oilfields” to achieve oil and gas production automation, synergies between operations and management collaborative and information sharing across the board.

Second, we focused on technological innovation to further drive cost down and enhance efficiency. We strengthened seismic exploration technologies and geological study in order to achieve our goal of discovering high-quality mid-to-large-sized oil and gas fields. We endeavored to make technology breakthroughs in heavy oil and low-porosity low-permeability oilfields development in order to make the undeveloped resources economic.

Third, we paid much attention to risk prevention in order to keep the base line for cost control and efficiency enhancement. Faced with the impacts from the oil price plunge, the Company was highly concerned about cash flow risks and developed appropriate strategies to cope with the worst-case scenario. Meanwhile, the Company took strict measures to maintain outstanding records of safety and environmental protection. We have further strengthened the foundation for safety operation. Efforts were made to eliminate or remedy hidden problems and potential risks in order to prevent the occurrence of accidents.

Benefitting from the effective measures of cost control and efficiency enhancement, the Company achieved remarkable results in cost saving in the first half of the year. Major cost indicators dropped significantly. Compared to the same period last year, all-in cost per BOE significantly decreased 15.5% year on year to US$34.86, among which operating expenses per BOE decreased significantly by 22.7%. However, due to the prolonged low oil prices, oil and gas sales revenue was RMB55.08 billion, representing a decline of 28.5% year on year. Net loss was RMB7.74 billion.

In the first half of the year, the Company’s exploration and development business progressed steadily. In the area of exploration, there were six new discoveries and 26 successfully appraised wells, of which six new discoveries and 20 successfully appraised wells were made offshore China. Six successfully appraised wells were made overseas. Engineering construction projects also progressed smoothly. Of the four new projects scheduled for this year, two projects already came on stream, namely, Kenli 10-4 oilfield and Panyu 11-5 oilfield. Net oil and gas production remained stable, reaching 241.5 million BOE, with a steady growth of 2.4% in offshore China.

In view of the Company’s financial position, the Board of Directors has declared an interim dividend of HK$0.12 per share (tax inclusive) for the first half of 2016.

Looking ahead to the second half of the year, uncertainties still remain in both the international and domestic macro environment. Further recovery of international oil prices faces headwinds. We will remain determined and keep up the hard work to diligently promote the “Year of Quality and Efficiency” program in order to achieve our annual operational targets.

We will continue our oil and gas exploration and development with high quality and high efficiency. In the area of exploration, we will continue to focus on the exploration of mid-to-large-sized oil and gas fields and strive to achieve breakthroughs. For development and production, we will shift further to return-driven, focus on in-depth study of geology and reservoirs, optimize development plans so that the development projects and infill drillings can proceed in an orderly manner. At the same time, we will put special emphasis on major projects in order to ensure that new oil and gas fields commence production on time.

Apart from exploration and development, we will continue to focus on cost control and efficiency enhancement. Our priorities include: implementing refined management in order to control costs; optimizing investment management, strengthening the process control of investment projects, and improving the performance review system; effectively guarding against operational risks; and exploring long-term mechanism for cost control and efficiency enhancement.

We will continue to strengthen health, safety and environmental protection to ensure the sustainable development of the Company. First, we will establish a safety production responsibility system and strengthen safety performance evaluation. Second, we will deepen our efforts in safety and environmental risk management in order to effectively guard against accidents. And third, we will strengthen the basic management of production safety and make the management system more informatised and modernised.

Dear shareholders, faced with a complex and volatile external environment, we will carefully benchmark ourselves with and learn from others, maintain a positive attitude, and strive to achieve first-class international competiveness. We will make the Company stronger, better, and bigger and create greater value for our shareholders.

Yang Hua

Chairman and Chief Executive Officer

Hong Kong, 24 August 2016

Key Figures

	Six months ended 30 June
	2016	2015

Net (loss)/profit, million RMB	(7,735)	14,733
Basic (loss)/earnings per share, RMB	(0.17)	0.33

Total oil and gas sales, million RMB	55,083	77,034
Total revenue, million RMB	66,832	89,589

Interim dividend per share, HK$ (tax inclusive)	0.12	0.25

Net Production*
Crude and Liquids, million barrels	202.4	200.4
Natural Gas, billion cubic feet	227.6	232.3
Total, million BOE	241.5	240.1

*	Including our interest in equity-accounted investees, which is approximately 9.1 million BOE for the first half of 2016 and approximately 9.0 million BOE for the first half of 2015.

Business Overview

COST control AND EFFICIENCY ENHANCEMENT

In the first half of 2016, the world economic recovery was weak, and international oil prices continued to hover at a low level. In view of the severe external environment, the Company has intensified its “Year of Quality and Efficiency” program, continued to strengthen its management, and implemented an innovation-driven strategy, resulting in significant progress. The efficiency of exploration, development and production operations has been enhanced, and all-in cost per BOE has been lowered considerably.

On exploration, through optimization of work procedures and improvement of management systems, management and cost control were further enhanced. Major measures included: balancing the relationship between operational capacity, price and water-depth capacity of drilling rigs, the operation plans of drilling rigs and seismic vessels were optimized, which led to a significant reduction in the costs of waiting and long distance mobilization and de-mobilization fees for vessels; refining design and process management to reduce costs; refining platform operations and dividing them into operation modules while strengthening the efficiency of each individual operation module to improve operational efficiency; and reducing the number of high risk exploratory wells to lower exploration expenses.

On development and production, we continued to explore the potential of cost control in order to maintain costs at a low level. Measures were taken to achieve cost saving through optimizing the ODP and improving project design; to continue to deepen specialized management and create innovative management models; to introduce analysis and benchmarking of global operating expenses while continuing to explore the potential for cost improvement.

The above measures have been very effective in lowering costs for the Company during the first half of the year. The all-in cost per BOE was US$34.86, representing a significant decrease of 15.5% year on year, among which operating expenses per BOE decreased significantly by 22.7% year on year.

EXPLORATION

In the first half of the year, the Company continued to adhere to the exploration philosophy of searching for mid-to-large-sized oil and gas fields and optimize its exploration portfolios. The exploration work progressed smoothly.

In the first half of 2016, the Company made a total of six new discoveries and drilled 26 successful appraisal wells. In offshore China, the Company drilled a total of 56 exploration wells and obtained six new discoveries and 20 successful appraisal wells, resulting in a success rate of 47-67% of independent exploration wells. The six new discoveries were Luda 29-1, Jinzhou 25-1 West, Penglai 20-2, Caofeidian 12-6 in Bohai, Weizhou 6-13 North in Western South China Sea and Huizhou 21-1 South in Eastern South China Sea. Overseas, the Company obtained six successful appraisal wells. In addition, 9,409 km of 2D seismic data and 8,557 km2 of 3D seismic data were acquired.

The Company’s major exploration activities as of 30 June 2016 are shown in the table below:

	Wildcat		Appraisal wells
		Success +		Success +
Exploration Wells	Completed	uncertain	Completed	uncertain

Offshore China (Independent)	29	6+7	26	20+4
Offshore China (PSC)	1	0+1	0	0+0
Overseas	0	0+0	8	6+2

Total	30	6+8	34	26+6

Seismic Data	2 D(km)	3D (km2)

Independent	0	3,403
PSC	9,409	5,154

Total	9,409	8,557

ENGINEERING CONSTRUCTION, DEVELOPMENT AND PRODUCTION

In the first half of the year, the Company carefully organized its resources and made smooth progress in engineering construction for the four new projects expected to commence production this year. Two new projects commenced production in the first half of the year, namely Kenli 10-4 oilfield and Panyu 11-5 oilfield. Weizhou 6-9/6-10 oilfield comprehensive adjustment and Enping 18-1 oilfield, which were expected to commence production in the second half of the year, were mechanically completed.

During the period, the Company’s total net production remained stable and reached 241.5 million BOE, representing an increase of 0.6% year on year. Net production from offshore China increased to 160.1 million BOE, representing an increase of 2.4% year on year. This is mainly attributable to the contributions from the new projects in Bohai and Western South China Sea. Net production from overseas was 81.5 million BOE, representing a decrease of 2.8% year on year, mainly attributed to limited production and shut down of oil sands projects in Canada following incidents and forest wild fires.

In the second half of the year, the Company will continue to implement measures to stabilize and increase output from producing oil and gas fields and accelerate the development of new oil and gas projects to ensure the annual production target for 2016 is achieved.

The Company’s production by region is shown in the table below:

	First half of 2016*		First half of 2015*
	Crude and	Natural	Crude and	Natural
	liquids	gas	liquids	gas
	(million		(million
	barrels)	(bcf)	barrels)	(bcf)

China
Bohai	86.5	24.6	83.4	24.8
Western South China Sea	19.3	47.9	17.0	57.0
Eastern South China Sea	34.2	33.5	34.3	34.4
East China Sea	0.6	10.1	0.5	8.9

Subtotal	140.6	116.0	135.2	125.1

Overseas
Asia (excluding China)	8.8	26.9	8.3	24.3
Oceania	0.7	18.0	0.4	11.3
Africa	14.4	—	14.9	—
North America (excluding Canada)	8.4	22.5	10.0	23.7
Canada	4.8	9.0	8.3	13.5
South America	4.2	27.4	4.5	25.8
Europe	20.5	7.9	18.9	8.6

Subtotal	61.8	111.7	65.2	107.2

Total	202.4	227.6	200.4	232.3

Total net production (million BOE)	241.5	240.1

*	Including our interest in equity-accounted investees, which is approximately 9.1 million BOE for the first half of 2016 and approximately 9.0 million BOE for the first half of 2015.

CAPITAL EXPENDITURE

In the first half of the year, the Company’s capital expenditure was RMB22.0 billion, representing a 33% decrease year on year, and reached 37% of the capital expenditure budget for 2016 (not exceeding RMB60.0 billion). Capital expenditure for exploration, development and production was RMB4.3 billion, RMB15.3 billion and RMB2.3 billion, respectively, representing a decrease of 40%, 30% and 36% year on year, respectively. The decrease in capital expenditure is consistent with the Company’s budget disclosed at the beginning of the year. The Company continued to deal with low oil prices by cutting its total capital expenditure and at the same time mitigated the adverse impact of reduced capital expenditure through cost control and efficiency enhancement to ensure ongoing development and production operations.

COST AND EXPENSES

In the first half of 2016, major changes in cost items as compared with the first half of 2015 are as follows: operating expenses of the Company decreased by 17.2% to RMB11,257 million in the first half of 2016 compared to RMB13,593 million in the first half of 2015, mainly due to the Company’s vigorous efforts in cost control. Depreciation, depletion and amortization expenses (“DD&A”) decreased by 4.4% to RMB35,129 million compared to RMB36,757 million in the same period of 2015, DD&A excluding the dismantlement-related depreciation, depletion and amortization expenses decreased by 2.4% to RMB33,224 million compared to RMB34,029 million in the same period of 2015 mainly due to reserve addition of producing oil and gas fields and production suspension of oil sands projects. The dismantlement-related depreciation, depletion and amortization expenses decreased 30.2% to RMB1,905 million compared to RMB2,728 million in the same period of 2015, mainly due to the decrease of the expected value of asset retirement obligations of producing oil and gas fields, under the decreased service price of projects constructions and drilling wells. Our taxes other than income tax decreased by 33.4% to RMB3,683 million in the first half of 2016 compared to RMB5,532 million in the first half of 2015, mainly due to the effects of the decline in oil price and the Value-added Tax Reform implemented by the PRC government.

The Company recognised RMB10,359 million impairment and provision in the first half of 2016. For more details please refer to note 8 to the interim condensed consolidated financial statements.

Save as disclosed in this Interim Report, there was not any material change in our performance and the material factors affecting our results and financial position during the first half of the year.

Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the six months ended 30 June 2016

(All amounts expressed in millions of Renminbi, except per share data)

		Six months ended 30 June
	Notes	2016	2015
		(Unaudited)	(Unaudited)

REVENUE
Oil and gas sales	3	55,083	77,034
Marketing revenues	3	10,058	11,410
Other income		1,691	1,145

		66,832	89,589

EXPENSES
Operating expenses		(11,257)	(13,593)
Taxes other than income tax	6(ii)	(3,683)	(5,532)
Exploration expenses		(3,419)	(4,481)
Depreciation, depletion and amortisation		(35,129)	(36,757)
Special oil gain levy	4	—	(59)
Impairment and provision	8	(10,359)	(1,385)
Crude oil and product purchases	3	(9,463)	(10,565)
Selling and administrative expenses		(2,812)	(2,544)
Others		(1,506)	(999)

		(77,628)	(75,915)

(LOSS)/PROFIT FROM OPERATING ACTIVITIES		(10,796)	13,674
Interest income		387	503
Finance costs	5	(3,175)	(2,849)
Exchange losses, net		(308)	(185)
Investment income		2,005	1,219
Share of profits of associates		79	179
Share of profit of a joint venture		150	212
Non-operating income, net		11	66

(LOSS)/PROFIT BEFORE TAX		(11,647)	12,819
Income tax credit	6(i)	3,912	1,914

(LOSS)/PROFIT FOR THE PERIOD ATTRIBUTABLE
TO OWNERS OF THE PARENT		(7,735)	14,733

		Six months ended 30 June
	Notes	2016	2015
		(Unaudited)	(Unaudited)

OTHER COMPREHENSIVE INCOME/(EXPENSE)
Items that may be subsequently reclassified
to profit or loss:
Exchange differences on translation of
foreign operations		3,123	(123)
Share of other comprehensive expense
of associates		(119)	(22)
Other items that will not be reclassified to
profit or loss:
Fair value change on equity investments
designated as at fair value through other
comprehensive income		(794)	31
Others		(2)	9

OTHER COMPREHENSIVE INCOME/(EXPENSE)
FOR THE PERIOD, NET OF TAX		2,208	(105)

TOTAL COMPREHENSIVE (EXPENSE)/INCOME
FOR THE PERIOD ATTRIBUTABLE TO
OWNERS OF THE PARENT		(5,527)	14,628

(LOSS)/EARNINGS PER SHARE FOR THE
PERIOD ATTRIBUTABLE TO OWNERS OF
THE PARENT
Basic (RMB Yuan)	7	(0.17)	0.33
Diluted (RMB Yuan)	7	(0.17)	0.33

Details of the interim dividends declared for the period are disclosed in note 14 to the interim condensed consolidated financial statements.

Interim Condensed Consolidated Statement of Financial Position

30 June 2016

(All amounts expressed in millions of Renminbi)

		30 June	31 December
	Notes	2016	2015
		(Unaudited)	(Audited)

NON-CURRENT ASSETS
Property, plant and equipment	8	432,644	454,141
Intangible assets	9	16,366	16,423
Investments in associates		4,357	4,324
Investment in a joint venture		24,751	24,089
Equity investments	19	3,764	3,771
Deferred tax assets		20,261	13,575
Other non-current assets		6,694	7,828

Total non-current assets		508,837	524,151

CURRENT ASSETS
Inventories and supplies		10,010	9,263
Trade receivables	10	23,167	21,829
Derivative financial assets	19	353	7
Equity investments	19	14	14
Other financial assets	19	56,185	71,806
Other current assets		6,178	7,415
Time deposits with maturity over three months		15,030	18,010
Cash and cash equivalents		28,026	11,867

Total current assets		138,963	140,211

CURRENT LIABILITIES
Loans and borrowings	12	34,060	33,585
Trade and accrued payables	11	26,882	32,614
Derivative financial liabilities	19	389	—
Other payables and accrued liabilities		21,496	13,534
Taxes payable		7,984	4,647

Total current liabilities		90,811	84,380

NET CURRENT ASSETS		48,152	55,831

TOTAL ASSETS LESS CURRENT LIABILITIES		556,989	579,982

		30 June	31 December
	Notes	2016	2015
		(Unaudited)	(Audited)

NON-CURRENT LIABILITIES
Loans and borrowings	12	124,927	131,060
Provision for dismantlement		50,642	49,503
Deferred tax liabilities		8,737	11,627
Other non-current liabilities		1,709	1,751

Total non-current liabilities		186,015	193,941

NET ASSETS		370,974	386,041

EQUITY
Equity attributable to owners of the parent
Issued capital	13	43,081	43,081
Reserves		327,893	342,960

TOTAL EQUITY		370,974	386,041

Interim Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2016

(All amounts expressed in millions of Renminbi)

	Attributable to owners of the parent

			Statutory
		Cumulative	and non-			Proposed
	Issued	translation	distributive	Other	Retained	final
	capital	reserve	reserves	reserves	earnings	dividend	Total

Balances at 1 January 2015	43,081	(20,918)	20,000	6,497	319,625	11,325	379,610
Profit for the period	—	—	—	—	14,733	—	14,733
Other comprehensive
(expense)/income, net of tax	—	(123)	—	18	—	—	(105)

Total comprehensive (expense)/income	—	(123)	—	18	14,733	—	14,628

2014 final dividend	—	—	—	—	58	(11,325)	(11,267)

Balances at 30 June 2015 (Unaudited)	43,081	(21,041)	20,000	6,515	334,416	—	382,971

Balances at 1 January 2016	43,081	(12,939)	20,000	5,132	321,370	9,397	386,041
Loss for the period	—	—	—	—	(7,735)	—	(7,735)
Other comprehensive
income/(expense), net of tax	—	3,123	—	(915)	—	—	2,208

Total comprehensive income/(expense)	—	3,123	—	(915)	(7,735)	—	(5,527)
2015 final dividend	—	—	—	—	(143)	(9,397)	(9,540)

Balances at 30 June 2016 (Unaudited)	43,081	(9,816)	20,000	4,217	313,492	—	370,974

Interim Condensed Consolidated Statement of Cash Flows

For the six months ended 30 June 2016

(All amounts expressed in millions of Renminbi)

	Six months ended 30 June
	2016	2015
	(Unaudited)	(Unaudited)

Net cash generated from operating activities	32,526	32,596
Net cash used in investing activities	(5,439)	(40,368)
Net cash (used in)/generated from financing activities	(11,100)	10,862

Net increase in cash and cash equivalents	15,987	3,090
Cash and cash equivalents at beginning of period	11,867	14,918
Effect of foreign exchange rate changes, net	172	(117)

Cash and cash equivalents at end of period	28,026	17,891

Notes to Interim Condensed Consolidated Financial Statements

30 June 2016

(All amounts expressed in millions of Renminbi)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES

CNOOC Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 20 August 1999 to hold the interests in certain entities whereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the “Group”). The Group is principally engaged in the exploration, development, production and sales of crude oil, natural gas and other petroleum products.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of the directors of the Company (the “Directors”), the parent and the ultimate holding company of the Company is China National Offshore Oil Corporation (“CNOOC”), a company established in the PRC.

As at 30 June 2016, the Company had direct or indirect interests in the following principal subsidiaries, joint venture and associates:

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/registered capital	Percentage of equity attributable to the Group	Principal activities
Directly held subsidiaries:
CNOOC China Limited	Tianjin, PRC	RMB20 billion	100%	Offshore petroleum exploration, development, production and sales, and shale gas exploration in the PRC
China Offshore Oil (Singapore) International Pte Ltd	Singapore	SG$3 million	100%	Sales and marketing of petroleum products outside the PRC
CNOOC International Limited	British Virgin Islands	US$20,000,000,002	100%	Investment holding
CNOOC Finance (2003) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2011) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2012) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2013) Limited	British Virgin Islands	US$1,000	100%	Bond issuance

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/registered capital	Percentage of equity attributable to the Group	Principal activities
Indirectly held subsidiaries*:
CNOOC Deepwater Development Limited	Zhuhai, PRC	RMB8.5 billion	100%	Deepwater and low-grade oil and gas fields exploitation in the PRC and exploration, development, production and sales of oil and gas in the oil and gas fields of South China Sea
CNOOC Southeast Asia Limited	Bermuda	US$12,000	100%	Investment holding
CNOOC SES Ltd.	Malaysia	US$1	100%	Petroleum exploration, development and production in Indonesia
CNOOC Muturi Limited	Isle of Man	US$7,780,770	100%	Petroleum exploration, development and production in Indonesia
CNOOC NWS Private Limited	Singapore	SG$2	100%	Offshore petroleum exploration, development and production in Australia
CNOOC Exploration & Production Nigeria Limited	Nigeria	NGN10 million	100%	Petroleum exploration, development and production in Africa
CNOOC Iraq Limited	British Virgin Islands	US$1	100%	Providing services of petroleum exploration and development in the Republic of Iraq
CNOOC Canada Energy Ltd.	Canada	100 common shares without a par value 103,000 preferred shares without a par value	100%	Oil sands exploration, development and production in Canada
CNOOC Uganda Ltd	Uganda	1 million Uganda Shilling	100%	Petroleum exploration, development and production in Africa
Nexen Energy ULC	Canada	13,671,421,700 common shares without a par value	100%	Petroleum exploration, development and production in Canada
Nexen Petroleum U.K. Limited	England and Wales	GBP98,009,131	100%	Petroleum exploration, development and production in the UK
Nexen Petroleum Nigeria Limited	Nigeria	NGN30 million	100%	Petroleum exploration, development and production in Nigeria

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/registered capital	Percentage of equity attributable to the Group	Principal activities
OOGC America LLC	USA	N/A	100%	Petroleum exploration, development and production in the USA
Nexen Petroleum Offshore U.S.A. Inc.	USA	US$15,830	100%	Petroleum exploration, development and production in the USA
Nexen Oil Sands Partnership	Canada	N/A	100%	Petroleum exploration, development and production in Canada
CNOOC PETROLEUM BRASIL LTDA	Brazil	R$2,186,000,000	100%	Petroleum exploration, development and production in Brazil
CNOOC Nexen Finance (2014) ULC	Canada	100 common shares without a par value	100%	Bond issuance
CNOOC Finance (2015) U.S.A. LLC	USA	N/A	100%	Bond issuance
CNOOC Finance (2015) Australia Pty Ltd	Australia	US$1	100%	Bond issuance
Joint venture:
Bridas Corporation	British Virgin Islands	US$102,325,582	50%	Investment holding
Associates:
Shanghai Petroleum Corporation Limited	Shanghai, PRC	RMB900 million	30%	Production, processing and technology consultation of oil, gas and relevant products in the PRC
CNOOC Finance Corporation Limited	Beijing, PRC	RMB4 billion	31.8%	Provision of deposit, transfer, settlement, loan, discounting and other financing services to CNOOC and its member entities
Northern Cross (Yukon) Limited	Canada	22,691,705 common shares without a par value	60%	Petroleum exploration, development and production in Canada

*	All subsidiaries are indirectly held through CNOOC International Limited, except CNOOC Deepwater Development Limited which is indirectly held through CNOOC China Limited (“CNOOC China”).

The above table lists the subsidiaries, joint venture and associates of the Company which, in the opinion of the Directors, principally affected the results for the period or formed a substantial portion of the total assets of the Group. To give details of other subsidiaries and associates would, in the opinion of the Directors, result in particulars of excessive length.

2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2016 have been prepared in accordance with International Accounting Standard 34 and Hong Kong Accounting Standard 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2015.

The financial information relating to the year ended 31 December 2015 that is included in this interim report as comparative information does not constitute the Company’s statutory annual consolidated financial statements for that year but is derived from those consolidated financial statements. Further information relating to these statutory financial statements required to be disclosed in accordance with section 436 of the Hong Kong Companies Ordinance is as follows:

The Company has delivered the consolidated financial statements for the year ended 31 December 2015 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Hong Kong Companies Ordinance.

The Company’s auditor has reported on those consolidated financial statements. The auditor’s report was unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its reports; and did not contain a statement under sections 406(2), 407(2) or (3) of the Hong Kong Companies Ordinance.

Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended 31 December 2015. The adoption of new International Financial Reporting Standards/Hong Kong Financial Reporting Standards and amendments to International Financial Reporting Standards/Hong Kong Financial Reporting Standards for the current interim period commenced from 1 January 2016 does not have any material impact on the accounting policy adopted, interim financial position or performance of the Group.

As disclosed in the Group’s 2015 annual financial statements, the Group has applied International Financial Reporting Standard/Hong Kong Financial Reporting Standard 9 (2009) Financial Instruments during the year ended 31 December 2015. For the preparation of the interim condensed consolidated financial statements for the six months ended 30 June 2016, certain comparative amounts have been presented in accordance with the basis adopted for the 2015 annual financial statements.

3.	OIL AND GAS SALES AND MARKETING REVENUES

Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties, value-added tax (“VAT”), obligations to governments and other mineral interest owners. Revenue from the sale of oil and gas is recognised when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. Revenue from the production of oil and gas in which the Group has a joint interest with other producers is recognised based on the Group’s working interest and the terms of the relevant production sharing contracts. Differences between production sold and the Group’s share of production are not significant.

Marketing revenues principally represent the sales of oil and gas purchased from the foreign partners under the production sharing contracts and revenues from the trading of oil and gas through the Company’s subsidiaries. The cost of the oil and gas sold is included in “Crude oil and product purchases” in the interim condensed consolidated statement of profit or loss and other comprehensive income.

4.	SPECIAL OIL GAIN LEVY

In 2006, a Special Oil Gain Levy (“SOG Levy”) was imposed by the Ministry of Finance of the PRC (“MOF”) at the progressive rates from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil lifted in the PRC exceeding US$40 per barrel. The MOF has decided to increase the threshold of the SOG Levy to US$65 with effect from 1 January 2015. Notwithstanding this adjustment, the SOG Levy continues to have five levels and is calculated and charged according to the progressive and valorem rates on the excess amounts. The SOG Levy paid can be claimed as a deductible expense for corporate income tax purposes and is calculated based on the actual volume of the crude oil entitled.

5.	FINANCE COSTS

Accretion expenses of approximately RMB1,076 million (six months ended 30 June 2015: approximately RMB1,254 million) relating to the provision for dismantlement liabilities have been recognised in the interim condensed consolidated statement of profit or loss and other comprehensive income for the six months ended 30 June 2016.

6.	TAX

(i)	Income tax

The Company and its subsidiaries are subject to, on an entity basis, income taxes on profits arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 16.5% (2015: 16.5%) on profits arising in or derived from Hong Kong.

The Company is regarded as a Chinese Resident Enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) by the State Administration of Taxation of the PRC. As a result, the Company is subject to the PRC corporate income tax at the rate of 25% starting from 1 January 2008. The corporate income tax which is subjected in

Hong Kong is qualified as a foreign tax credit to offset the PRC corporate income tax starting from 1 January 2008.

The Company’s subsidiary in Mainland China, CNOOC China, is a wholly-owned foreign enterprise. It is subject to corporate income tax at the rate of 25% under the prevailing tax rules and regulations. CNOOC Deepwater Development Limited, a wholly-owned subsidiary of CNOOC China, is subject to corporate income tax at the rate of 15% for the three years ending 31 December 2017, after being assessed as a high and new technology enterprise.

Subsidiaries of the Group domiciled outside the PRC are subject to income tax at rates ranging from 10% to 56% (2015: 10% to 56%). On 26 March 2015, the U.K. government decreased the combined income tax rate on North Sea oil and gas activities from 62% to 50% with effect from 1 January 2015.

(ii)	Other taxes

The Company’s PRC subsidiaries pay the following other taxes and dues:

–	Production tax at the rate of 5% on production under production sharing contracts;

–	VAT at the rates from 13% to 17% on taxable sales under independent oil and gas fields since 1 May 2016 under “Provisional Regulations on VAT of the PRC” and relevant detailed rules according to the “Circular on Certain Policies on the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax” (Cai Shui [2016] No.39), which replaced the production tax at the rate of 5% on production under independent oil and gas fields before 1 May 2016.

VAT at the rates from 3% to 17% on other income since 1 May 2016, which were subject to the business tax at rates of 3% to 5% or VAT at the rates of 3% to 17% before 1 May 2016.

The VAT payable is calculated using the taxable sales amount multiplied by the applicable tax rate less relevant deductible input VAT;

–	Resource tax (reduced tax rates may apply to specific products and fields) on the oil and gas sales revenue (excluding production tax) derived by oil and gas fields under production sharing contracts signed after 1 November 2011 and independent offshore oil and gas fields starting from 1 November 2011, which replaced the royalties for oil and gas fields, except for those under production sharing contracts signed before 1 November 2011 which will be subject to related resource tax requirement after the expiration of such production sharing contracts. The resource tax rate was changed from 5% to 6% on 1 December 2014;

–	Export tariff at the rate of 5% on the export value of petroleum oil;

–	City construction tax at the rates of 1% or 7% on the production tax, business tax and VAT paid;

–	Educational surcharge at the rate of 3% on the production tax, business tax and VAT paid; and

–	Local educational surcharge at the rate of 2% on the production tax, business tax and VAT paid.

In addition, other taxes paid and payable by the Company’s non-PRC subsidiaries include royalty as well as taxes levied on petroleum-related income, budgeted operating and capital expenditure.

7.	(LOSS)/EARNINGS PER SHARE

	Six months ended 30 June
	2016	2015
	(Unaudited)	(Unaudited)

(Loss)/Earnings:
(Loss)/Profit for the period attributable to
owners of the parent for the basic and
diluted (loss)/earnings per share calculation	(7,735)	14,733

Number of shares:
Weighted average number of ordinary shares for
the purpose of basic (loss)/earnings
per share calculation	44,647,455,984	44,647,455,984
Effect of dilutive potential ordinary shares under
the share option schemes	—	59,054,410

Weighted average number of ordinary shares for
the purpose of diluted (loss)/earnings per share	44,647,455,984	44,706,510,394

(Loss)/Earnings per share – Basic (RMB Yuan)	(0.17)	0.33

– Diluted (RMB Yuan)	(0.17)	0.33

The diluted loss per share for the six months ended 30 June 2016 are the same as the basic loss per share as the assumed exercise of the outstanding share options has an anti-dilutive effect.

8.	PROPERTY, PLANT AND EQUIPMENT

During the six months ended 30 June 2016, additions to the Group’s property, plant and equipment, amounted to approximately RMB20,218 million (six months ended 30 June 2015: approximately RMB33,394 million).

The interest of the Group in the North West Shelf (“NWS”) Project in Australia has been collateralised to the other partners and the operator of the project as security for certain of the Group’s liabilities relating to the project.

Included in the current period’s additions was an amount of approximately RMB629 million (six months ended 30 June 2015: approximately RMB744 million) in respect of interest capitalised in property, plant and equipment.

Impairment and provision recognised during the period included the impairment loss of approximately RMB10,390 million (six months ended 30 June 2015: approximately RMB1,450 million) to reduce the carrying value of certain oil and gas properties to the recoverable amount. This impairment loss was mainly related to fields in North America, Europe and Africa which was primarily due to the revision of the estimation for the oil price forecast and the adjustment in operating plan for oil sand assets in Canada. The recoverable amount was calculated based on the assets value in use and was determined at the oil field(s) level.

During the period, the Group wrote off certain shale oil and gas assets in North America due to the expired lease contracts. Approximately RMB424 million was included in the depreciation, depletion and amortisation charge.

9.	INTANGIBLE ASSETS

The intangible assets of the Group comprise gas processing rights of the NWS Project, marketing transportation and storage contracts and seismic data usage rights, software, goodwill and others. The intangible asset regarding the gas processing rights has been amortised upon the commencement of commercial production of the liquefied natural gas on a unit-of-production basis over the total proved reserves of the relevant asset. The intangible assets regarding the marketing transportation and storage contracts are amortised on a straight-line basis over the life of the contracts which is less than 20 years. Other identifiable intangible assets are amortised on a straight-line basis over a period ranging from 3 to 5 years.

Goodwill represents the excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed in a business combination. Goodwill acquired through business combinations is held at the exploration and production (“E&P”) segment.

10.	TRADE RECEIVABLES

The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Payment in advance or collateral may be required from customers, depending on credit rating. Trade receivables are non-interest bearing.

As at 30 June 2016 and 31 December 2015, substantially all the trade receivables were aged within 30 days. All customers have a good repayment history and no receivables are past due.

11.	TRADE AND ACCRUED PAYABLES

As at 30 June 2016 and 31 December 2015, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest bearing.

12.	LOANS AND BORROWINGS

Current

	Effective interest	30 June	31 December
	rate and final maturity	2016	2015
		(Unaudited)	(Audited)

Short-term loans
and borrowings
– General loans***	LIBOR+0.42% to 0.60% per annum
	with maturity within one year****	25,158	28,532

		25,158	28,532

Loans and borrowings
due within one year
– For Tangguh LNG	LIBOR+0.23% to 0.38% per annum
Project**	with maturity within one year	201	187
– Notes*		8,701	4,866

		8,902	5,053

		34,060	33,585

Non-current

	Effective interest	30 June	31 December
	rate and final maturity	2016	2015
		(Unaudited)	(Audited)

For Tangguh LNG	LIBOR+0.23% to 0.38% per annum
Project**	with maturity through 2021	827	911
Notes*		124,100	130,149

		124,927	131,060

*	The detail of notes are as follows:

			Outstanding Principal Amount
			30 June	31 December
Issued by	Maturity	Coupon Rate	2016	2015
			(Unaudited)	(Audited)
			USD million	USD million

CNOOC Finance (2003) Limited	Due in 2033	5.500%	300	300
CNOOC Finance (2011) Limited	Due in 2021	4.25%	1,500	1,500
CNOOC Finance (2011) Limited	Due in 2041	5.75%	500	500
CNOOC Finance (2012) Limited	Due in 2022	3.875%	1,500	1,500
CNOOC Finance (2012) Limited	Due in 2042	5.000%	500	500
CNOOC Finance (2013) Limited	Matured in 2016	1.125%	—	750
CNOOC Finance (2013) Limited	Due in 2018	1.750%	750	750
CNOOC Finance (2013) Limited	Due in 2023	3.000%	2,000	2,000
CNOOC Finance (2013) Limited	Due in 2043	4.250%	500	500
CNOOC Nexen Finance (2014) ULC	Due in 2017	1.625%	1,250	1,250
CNOOC Nexen Finance (2014) ULC	Due in 2024	4.250%	2,250	2,250
CNOOC Nexen Finance (2014) ULC	Due in 2044	4.875%	500	500
Nexen	Due in 2017	5.65%	62	62
Nexen	Due in 2019	6.2%	300	300
Nexen	Due in 2028	7.4%	200	200
Nexen	Due in 2032	7.875%	500	500
Nexen	Due in 2035	5.875%	790	790
Nexen	Due in 2037	6.4%	1,250	1,250
Nexen	Due in 2039	7.5%	700	700
CNOOC Finance (2015) U.S.A. LLC	Due in 2025	3.500%	2,000	2,000
CNOOC Finance (2015) Australia Pty Ltd	Due in 2020	2.625%	1,500	1,500
CNOOC Finance (2015) Australia Pty Ltd	Due in 2045	4.200%	300	300

**	In connection with the Tangguh LNG Project in Indonesia, the Company delivered a guarantee dated 29 October 2007, in favor of Mizuho Corporate Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks under a US$884 million commercial loan agreement. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreement and is subject to a maximum cap of approximately US$164,888,000.

A letter of credit agreement was signed between the Company and Talisman Energy Inc. (“Talisman”) with execution of the agreement in respect of the sale of a 3.05691% interest of the Company in the Tangguh LNG Project to Talisman. Accordingly, Talisman has delivered valid and unexpired standby letters of credit to the Company (as the beneficiary) as a counter-guarantee to offset the exposure of the Company’s guarantee for the aforesaid interest of 3.05691% in respect of the Tangguh LNG Project financing. The amount of the standby letters of credit was US$30 million.

***	As at 30 June 2016, US$3,100 million bank loans (31 December 2015: US$3,700 million) were guaranteed by the Company.

****	As at 30 June 2016, US$694 million shareholder loans (31 December 2015: US$694 million) of the Group were included in general loans. For details please refer to Note 16(v).

There is no default of principal, interest or redemption terms of the loans and borrowings during the period.

13.	SHARE CAPITAL

		Issued
	Number	share capital
	of shares	equivalent of
		RMB million

Issued and fully paid:
Ordinary shares with no par value as at
1 January 2015, as at 31 December 2015 (audited)
and as at 30 June 2016 (unaudited)	44,647,455,984	43,081

14.	DIVIDENDS

On 24 August 2016, the board of Directors (the “Board”) declared an interim dividend of HK$0.12 (tax inclusive) per share (six months ended 30 June 2015: HK$0.25 (tax inclusive) per share), totaling approximately HK$5,358 million (tax inclusive) (equivalent to approximately RMB4,579 million (tax inclusive)) (six months ended 30 June 2015: approximately RMB8,802 million (tax inclusive)), based on the number of issued shares as at 30 June 2016.

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and related laws and regulations, the Company is regarded as a Chinese Resident Enterprise, and thus is required to withhold corporate income tax at the rate of 10% when it distributes dividends to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company’s register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting corporate income tax of 10%.

15.	SHARE OPTION SCHEMES

The Company has adopted the share option schemes for the grant of options to the Company’s directors, senior management and other eligible grantees:

(i)	Pre-Global Offering Share Option Scheme (expired in 2011);

(ii)	2001 Share Option Scheme (expired in 2011);

(iii)	2002 Share Option Scheme (expired in 2015); and

(iv)	2005 Share Option Scheme (as defined in the “Other Information” section).

Details of these share option schemes are disclosed in the “Other Information” section in the interim report.

During the six months ended 30 June 2016, the movements in the options granted under all of the above share option schemes were as follows:

		Weighted
	Number of	average
	share options	exercise price
		HK$

Outstanding as at 1 January 2016	262,592,000	10.56
Forfeited during the period	(8,961,000)	11.23
Expired during the period	(37,170,000)	5.56

Outstanding as at 30 June 2016	216,461,000	11.39

Exercisable as at 30 June 2016	216,461,000	11.39

No share options had been cancelled during the six months ended 30 June 2016.

As at 30 June 2016, the share options outstanding under these share option schemes represented approximately 0.48% of the Company’s shares in issue as at that date (31 December 2015: 0.59%).

No right to subscribe for equity or debt securities of the Company was granted by the Company to, nor have any such rights been exercised by, any other person during the six months ended 30 June 2016.

16. RELATED PARTY TRANSACTIONS

As disclosed in note 1, the Company is a subsidiary of CNOOC, which is a state-owned enterprise subject to the control of the State Council of the PRC. The State Council of the PRC directly and indirectly controls a significant number of state-owned entities and organisations.

Comprehensive framework agreement with CNOOC in respect of a range of products and services

As the Group is controlled by CNOOC, transactions with CNOOC, its subsidiaries and associates (the “CNOOC Group”) are disclosed as related party transactions. The connected transactions or continuing connected transactions are defined in Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) in respect of items listed below also constitute related party transactions. The Company entered into a comprehensive framework agreement with CNOOC on 6 November 2013 for the provision (1) by the Group to the CNOOC Group and (2) by the CNOOC Group to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The term of the comprehensive framework agreement is for a period of three years from 1 January 2014. The comprehensive framework agreement is substantially on the same terms as the terms contained in the comprehensive framework agreement entered into by the Company on 1 November 2010. The continuing connected transactions under the comprehensive framework agreement and the relevant annual caps for the three years from 1 January 2014 were approved by the independent shareholders of the Company on 27 November 2013. The approved continuing connected transactions are as follows:

(1)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by the CNOOC Group to the Group:

(a)	Provision of exploration and support services

(b)	Provision of oil and gas development and support services

(c)	Provision of oil and gas production and support services

(d)	Provision of marketing, management and ancillary services

(e)	FPSO vessel leases

(2)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to the CNOOC Group; and

(3)	Sales of petroleum and natural gas products by the Group to the CNOOC Group:

(a)	Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas)

(b)	Long-term sales of natural gas and liquefied natural gas

Pricing principles

The continuing connected transactions described above are based on negotiations with the CNOOC Group on normal commercial terms, or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors.

For the continuing connected transactions referred to in paragraphs (1)(a) to (1)(d) above provided by the CNOOC Group to the Group and paragraph (2) above provided by the Group to the CNOOC Group, on the basis of the above pricing principle, such services must be charged in accordance with the following pricing mechanism and in the following sequential order:

(i)	state-prescribed prices; or

(ii)	where there is no state-prescribed price, market prices, including the local, national or international market prices; or

(iii)	when neither (i) nor (ii) is applicable, the costs of the CNOOC Group or the Group for providing the relevant service (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

The continuing connected transactions referred to in paragraph (1)(e) above provided by the CNOOC Group to the Group, on the basis of the above pricing principle, are at market prices on normal commercial terms which are calculated on a daily basis.

The continuing connected transactions referred to in paragraphs (3)(a) above provided by the Group to the CNOOC Group, on the basis of the above pricing principle, are at state-prescribed prices or local, national or international market prices and on normal commercial terms.

The continuing connected transactions referred to in paragraphs (3)(b) above provided by the Group to the CNOOC Group, on the basis of the above pricing principle, are at state-prescribed prices or local, national or international market prices and on normal commercial terms, which are subject to adjustment in accordance with movements in international oil prices as well as other factors such as the term of the sales agreement and the length of the relevant pipeline.

The following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties during the period and the balances arising from related party transactions at the end of the period:

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by the CNOOC Group to the Group

	Six months ended 30 June
	2016	2015
	(Unaudited)	(Unaudited)

Provision of exploration and support services	1,946	3,433
– Inclusive of amount capitalised under property,
plant and equipment	1,108	1,813
Provision of oil and gas development
and support services	6,583	10,601
Provision of oil and gas production and support
services (Note a)	3,251	3,724
Provision of marketing, management and ancillary
services (Note b)	346	332
FPSO vessel leases (Note c)	882	972

	13,008	19,062

(ii)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to the CNOOC Group

The Group did not enter into any transactions in the above category for the periods from 1 January to 30 June of 2016 and 2015.

(iii)	Sales of petroleum and natural gas products by the Group to the CNOOC Group

	Six months ended 30 June
	2016	2015
	(Unaudited)	(Unaudited)

Sales of petroleum and natural gas products
(other than long-term sales of natural gas
and liquefied natural gas) (Note d)	40,622	56,069
Long-term sales of natural gas
and liquefied natural gas (Note e)	4,623	4,823

	45,245	60,892

(iv)	Transactions and Balances with CNOOC Finance Corporation Limited (“CNOOC Finance”) (Note f)

(a)	Interest income received by the Group

	Six months ended 30 June
	2016	2015
	(Unaudited)	(Unaudited)

Interest income from deposits in
CNOOC Finance	320	357

(b)	Deposits balances made by the Group

	30 June	31 December
	2016	2015
	(Unaudited)	(Audited)

Deposits in CNOOC Finance	21,269	21,707

(v)	Balances with the CNOOC Group

	30 June	31 December
	2016	2015
	(Unaudited)	(Audited)

Amount due to CNOOC
– included in other payables and accrued liabilities	45	144
Amounts due to other related parties
– included in trade and accrued payables	20,018	19,313

	20,063	19,457

Borrowings from CNOOC (Note g)	4,599	4,504

Amounts due from other related parties
– included in trade receivables	9,114	8,656
– included in other current assets	254	517

	9,368	9,173

(vi)	Balance with a joint venture

	30 June	31 December
	2016	2015
	(Unaudited)	(Audited)

Amount due from a joint venture
– included in other current assets	128	126

	128	126

(vii)	Transactions and balances with other state-owned enterprises

The Group enters into extensive transactions covering sales of crude oil and natural gas, purchase of property, plant and equipment and other assets, receiving of services, and making deposits with state-owned enterprises, other than the CNOOC Group, in the normal course of business on terms comparable to those with other non-state-owned enterprises. The purchases of property, plant and equipment and other assets, and receipt of services from these state-owned enterprises are individually not significant. The individually significant sales transactions with these state-owned enterprises customers: 15% (six months ended 30 June 2015: 12%) of the Group’s revenue in the six-month period ended 30 June 2016 is generated from crude oil and natural gas sold to two major customers, PetroChina Company Limited and China Petroleum and Chemical Corporation. These two customers are controlled by the Chinese government. Other transactions with enterprises which are controlled, jointly controlled or significantly influenced by the same government are individually not significant and are in the ordinary course of business. In addition, the Group has certain of its cash in bank and time deposits with certain state-owned banks in the PRC as at 30 June 2016, as summarised below:

	30 June	31 December
	2016	2015
	(Unaudited)	(Audited)

Cash and cash equivalents	16,177	5,416
Time deposits with maturity over three months	222	–
Specified dismantlement fund accounts,
included in other non-current assets	5,277	6,570

	21,676	11,986

Interest rates for the above time deposits and specified dismantlement fund accounts are at prevailing market rates.

(viii)	Key management personnel’s remuneration

	Six months ended 30 June
	2016	2015
	(Unaudited)	(Unaudited)

Short-term employee benefits	7	9
Pension scheme contributions	1	1

Amount paid/payable during the period	8	10

	8	10

(ix)	Coalbed Methane Resources Exploration and Development Cooperation Agreement with China United Coalbed Methane Corporation Limited

	30 June	31 December
	2016	2015
	(Unaudited)	(Audited)

Accumulated investment	1,270	1,263

The amount due to the parent company and amounts due from/to related parties are unsecured, interest-free and are repayable on demand, unless otherwise disclosed.

Notes:

a)	These represent the services for production operations, the provision of various facilities and ancillary services, such as provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipment and supply of water, electricity and heat to the Group, some of which may not be available from independent third parties or available on comparable terms.

b)	These include marketing, administration and management, management of oil and gas operations and integrated research services as well as other ancillary services relating to exploration, development, production and research activities of the Group. In addition, the CNOOC Group leased certain premises to the Group for use as office premises and staff quarters out of which they provided management services to certain properties.

c)	CNOOC Energy Technology & Services Limited leased floating production, storage and offloading (FPSO) vessels to the Group for use in oil production operations.

d)	The sales include crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas to the CNOOC Group. Individual sales contracts were entered into from time to time between the Group and the CNOOC Group.

e)	It is the market practice for sales terms to be determined based on the estimated reserves and production profile of the relevant gas fields. The long term sales contracts usually last for 15 to 20 years.

f)	CNOOC Finance is a 31.8% owned associate of the Company and also a subsidiary of CNOOC. Under the renewed financial services framework agreement with CNOOC Finance dated 27 November 2013, CNOOC Finance continues to provide to the Group settlement, depository, discounting, loans and entrustment loans services. The renewal agreement is effective from 1 January 2014 to 31 December 2016. The depository services were exempted from independent shareholders’ approval requirements under the Listing Rules. During the six months ended 30 June 2016, the Group’s maximum daily outstanding balance for deposits stated in CNOOC Finance (including accrued interest but excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) was RMB21,707 million (six months ended 30 June 2015: RMB22,000 million).

g)	In September 2014, CNOOC provided CNOOC International Limited, a wholly-owned subsidiary of the Company a five-year uncommitted revolving loan facility for general purposes, with the principal amount of US$135 million of 0.95% per annum. As at 30 June 2016, the withdrawal amount of the loan was US$130 million (31 December 2015: US$130 million); In December 2014, CNOOC provided the Company a five-year uncommitted revolving loan facility for general purposes, with the principal amount of US$600 million of 0.95% per annum. As at 30 June 2016, the withdrawal amount of the loan was US$564 million (31 December 2015: US$564 million).

17.	COMMITMENTS AND CONTINGENCIES

(i)	Capital commitments

As at 30 June 2016, the Group had the following capital commitments, principally for the construction of property, plant and equipment:

	30 June	31 December
	2016	2015
	(Unaudited)	(Audited)

Contracted, but not provided for*	49,473	51,296

*	The capital commitments contracted, but not provided for include the estimated payments to the Ministry of Land and Resources of the PRC for the next five years with respect to the Group’s exploration and production licenses.

The above table includes a commitment of approximately RMB2,906 million (31 December 2015: RMB2,688 million) contracted with the CNOOC Group.

Capital commitments of a joint venture:

	30 June	31December
	2016	2015
	(Unaudited)	(Audited)

Contracted, but not provided for	1,017	605

As at 30 June 2016, the Group had unutilised banking facilities amounting to approximately RMB54,538 million (31 December 2015: RMB60,912 million).

(ii)	Operating lease commitments

(a)	Office properties

The Group leases certain of its office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from 2 months to 20 years.

As at 30 June 2016, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	30 June	31 December
	2016	2015
	(Unaudited)	(Audited)

Commitments due:
No later than one year	1,016	1,019
Later than one year and not later than two years	722	650
Later than two years and not later than five years	1,318	1,337
Later than five years	1,760	1,717

	4,816	4,723

The above table includes minimum lease payments of approximately RMB166 million (31 December 2015: RMB273 million) to the CNOOC Group.

Office properties commitments of a joint venture:

	30 June	31 December
	2016	2015
	(Unaudited)	(Audited)

Commitments due:
No later than one year	30	27
Later than one year and not later than two years	20	18
Later than two years and not later than five years	27	24
Later than five years	51	34

	128	103

(b)	Plant and equipment

The Group leases certain of its plant and equipment under operating lease arrangements for a term from 1 year to 25 years.

As at 30 June 2016, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	30 June	31 December
	2016	2015
	(Unaudited)	(Audited)

Commitments due:
No later than one year	1,566	1,519
Later than one year and not later than two years	1,324	1,179
Later than two years and not later than five years	1,431	1,497
Later than five years	4,029	3,966

	8,350	8,161

The above table includes a commitment of approximately RMB4,164 million (31 December 2015: RMB4,075 million) to the CNOOC Group.

(iii)	Contingencies

(a)	Two oil spill accidents (the “Penglai 19-3 Oilfield Oil Spill Accidents”) occurred on 4 June and 17 June 2011 respectively at Platforms B and C of Penglai 19-3 oilfield, which is being operated under a production sharing contract (the “PSC”) among CNOOC China and two subsidiaries of ConocoPhillips, a U.S. based oil company, among which ConocoPhillips China Inc. (the “COPC”) was the operator and responsible for the daily operations of the oilfield when the Penglai 19-3 Oilfield Oil Spill Accidents occurred.

On 10 August 2015, the Company received a Notice Calling for Responses from the Qingdao Maritime Court of the People’s Republic of China for a public interest action filed by China Biodiversity Conservation and Green Development Foundation (the “Plaintiff”) in relation to the Penglai 19-3 Oilfield Oil Spill Accidents (the “Claim”). The Claim is lodged against COPC and CNOOC China (together, the “Defendants”). The Plaintiff requires the Defendants to: (1) restore the ecological environment in the Bohai Bay as damaged by the Penglai 19-3 Oilfield Oil Spill Accidents so that the environment will be brought back to its original condition before the accidents occurred; (2) if the Defendants fail to set up and implement a scientific plan to restore the ecological environment in the Bohai Bay within three months after a court judgment is granted in favor of the Plaintiff, establish a fund specifically for the restoration of the ecological environment in the Bohai Bay. Such fund shall be supervised by a professional public welfare foundation and the total amount of such fund shall be fixed based on the estimated costs for restoring the ecological environment in the Bohai Bay as determined by a professional institution; and (3) bear all litigation costs incurred by the Plaintiff in connection with the Claim. CNOOC China has engaged PRC lawyers in relation to the Claim and is defending the Claim vigorously.

The Company is of the view that the Company’s obligations, if any, arising from the above mentioned accidents (including the Claim disclosed in the paragraph above) shall be determined in accordance with relevant laws and regulations, the PSC and related agreements, among others. Based on evaluations performed as of the date of the interim condensed consolidated financial statements authorised for issuance, the Company believes that it is not possible to determine provisions, if any, for the Company’s obligation determined in the future arising from the above mentioned accidents (including the Claim disclosed in the paragraph above) in the interim condensed consolidated financial statements. The financial impact of such oil spill accidents on the Company is still uncertain, and the Company has not made any provision for the accidents in the interim condensed consolidated financial statements.

(b)	As a Chinese Resident Enterprise, the Company may be liable to pay taxes on the deemed interest income for the funding provided to its overseas subsidiaries starting from 1 January 2008. The Company has prepared contemporaneous documentation in accordance with applicable PRC tax laws and regulations and is currently awaiting confirmation from its in-charge tax authority.

(c)	On 15 July 2015, an emulsion leak from a pipeline was discovered within Nexen’s Long Lake operations, located in south of Fort McMurray, Alberta, Canada. The root cause of the rupture was a thermally-driven upheaval buckling of the pipeline and the subsequent cooldown during the turnaround. This was the result of using an incompatible pipeline design for the muskeg ground conditions. Nexen has submitted investigation findings to the Alberta Energy Regulator, who is still in the process of completing their investigation. The Company is still in the process of evaluating the financial impact of the incident.

The Company places great emphasis on operation safety and has taken measures to minimize the spill’s impact on the environment and wildlife. Since the incident, the Company has been working together with relevant regulatory agencies in its conduct of clean-up and remediation work at the spill site. Nexen is cooperating with the investigation of regulatory agencies.

On 15 January 2016, an explosion occurred at Nexen’s Long Lake site near the hydrocracker unit. Two employees died as a result of the incident. The root cause of the explosion was a result of work being performed that was outside of the scope of approved work activities. The Company is still in the process of evaluating the financial impact of the incident.

The Company maintains insurance policies that provide coverage against property damage, third party pollution clean-up and well control losses. The Company has submitted claims to its insurers on these recent Long Lake losses and each claim is being investigated.

The Group is subject to tax in numerous jurisdictions around the world. There are audits in progress and items under review. Difference in positions taken by taxation authorities over the interpretation and application of tax laws and regulations may increase the Group’s tax liability. Management has assessed the possible future outcome of matters that are currently under dispute. The Company believes that an adequate provision for future tax liability has been included in the interim condensed consolidated financial statements based on available information.

In addition to the matters mentioned above, the Group is dealing with a number of other lawsuits and arbitrations that arise in the ordinary course of business. While the results of these legal proceedings cannot be ascertained at this stage, the Company believes these proceedings are not expected to have a material effect on the interim condensed consolidated financial statements.

18.	SEGMENT INFORMATION

The Group is engaged worldwide in the upstream operating activities of the conventional oil and gas, shale oil and gas, oil sands and other unconventional oil and gas business. The Group reports the business through three operating segments: E&P, trading business and corporate. These segments are determined primarily because the Group’s chief operating decision maker makes key operating decisions and assesses performance of the segment separately. The Group evaluates the performance of each segment based on segment profit or loss.

The following table presents revenue, profit or loss, assets and liabilities information for the Group’s operating segments.

	E&P		Trading business		Corporate		Eliminations		Consolidated
	Six months ended 30 June		Six months ended 30 June		Six months ended 30 June		Six months ended 30 June		Six months ended 30 June
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

External Revenue	52,010	71,457	14,607	18,080	215	52	–	–	66,832	89,589
Intersegment revenue*	4,549	6,655	(4,549)	(6,655)	–	24	–	(24)	–	–

Total	56,559	78,112	10,058	11,425	215	76	–	(24)	66,832	89,589

Segment result
(Loss)/Profit for the period	(8,213)	13,152	370	549	342	3,442	(234)	(2,410)	(7,735)	14,733

	E&P		Trading business		Corporate		Eliminations		Consolidated
	30 June	31 December	30 June	31 December	30 June	31 December	30 June	31 December	30 June	31 December
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)

Other segment information
Segment assets	497,110	533,565	4,067	3,336	379,236	371,650	(232,613)	(244,189)	647,800	664,362

Segment liabilities	(346,722)	(364,056)	(3,074)	(2,243)	(146,439)	(145,475)	219,409	233,453	(276,826)	(278,321)

*	Certain oil and gas produced by the E&P segment are sold via trading business segment. For the Group’s chief operating decision maker’s assessment of segment performance, these revenues are reclassified back to E&P segment.

19.	FINANCIAL INSTRUMENTS

Fair value of financial instruments

The Group enters into contracts to purchase and sell crude oil, natural gas and other energy commodities, and use derivative contracts, including futures, forwards, swaps and options for hedging and trading purposes (collectively derivative contracts). The Group also use derivatives to manage foreign currency risk for non-trading purposes.

For purposes of estimating the fair value of the derivative contracts, wherever possible, the Group utilises quoted market price and, if not available, estimates from third-party brokers. These brokers’ estimates are corroborated with multiple sources and/or other observable market data utilising assumptions that market participants would use when pricing the assets or liabilities, including assumptions about risk and market liquidity.

The carrying values of the Group’s cash and cash equivalents, time deposits, trade receivables, other current assets, trade and accrued payables, short-term loans, other payables and accrued liabilities approximated to their fair values at the reporting date due to the short maturity of these instruments.

The carrying amount of the Group’s non-current non-publicly traded equity investments represents an appropriate estimate of their fair values, as insufficient more recent information is available to measure their fair values as at 30 June 2016 and 31 December 2015.

The fair value of the Group’s long term bank loans with floating interest rates approximated to the carrying amount as at 30 June 2016 and 31 December 2015.

The estimated fair value of the Group’s long term guaranteed notes which was determined by reference to the market price as at 30 June was approximately RMB138,780 million (31 December 2015: RMB133,629 million).

Fair value hierarchy

The Group uses the following hierarchy that reflects the significance of the inputs used in making the fair value measurement:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities. Active markets are those in which transaction occur in sufficient frequency and volume to provide pricing information on an on-going basis.

Level 2: fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Instruments in this category include non-exchange traded derivatives such as over-the-counter physical forwards and options, including those that have prices similar to quoted market prices, private equity funds and corporate wealth management products. The Group obtains information from sources of independent price publications, over-the-counter broker quotes and the fund management’s quotations as at the reporting date.

Level 3: fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs), or where the observable data does not support the majority of the instruments fair value.

As at 30 June 2016 and 31 December 2015, the Group held the following financial instruments measured at fair value for each hierarchy respectively:

	30 June 2016	Level 1	Level 2	Level 3

Assets measured at fair value
Other financial assets – current
Corporate wealth management products	48,269	–	48,269	–
Liquidity funds	7,916	7,916	–	–
Derivative financial assets – current	353	353	–	–
Equity investments
Non-publicly traded investment – current	14	–	14	–
Publicly traded investments – non current	1,047	1,047	–	–

	57,599	9,316	48,283	–

Liabilities measured at fair value
Derivative financial liabilities – current	(389)	(389)	–	–

	31 December 2015	Level 1	Level 2	Level 3

Assets measured at fair value
Other financial assets – current
Corporate wealth management products	64,002	–	64,002	–
Liquidity funds	7,804	7,804	–	–
Derivative financial assets – current	7	–	7	–
Equity investments
Non-publicly traded investment – current	14	–	14	–
Publicly traded investments – non-current	1,142	1,142	–	–

	72,969	8,946	64,023	–

Liabilities measured at fair value
Derivative financial liabilities – current	–	–	–	–

For financial assets and liabilities arising from derivative contracts, inputs may be readily observable, market-corroborated or generally unobservable. The Group utilises valuation techniques that seek to maximise the use of observable inputs and minimise the use of unobservable inputs. To value longer term transactions and transactions in less active markets for which pricing information is not generally available, unobservable inputs may be used. In these instances, internally developed methodologies are used to determine fair value, which primarily includes extrapolation of observable future prices to similar locations, similar instruments or later time periods. Key inputs are forward price of the underlying commodity, which may be observable or unobservable, discount rate and foreign exchange rates. The derivatives are classified according to the above fair value hierarchy based on the amount of observable inputs used to value the instruments.

No amounts have been transferred between the different levels of the fair value hierarchy for the period.

20.	SUBSEQUENT EVENTS

The Group has no significant subsequent events needed to be disclosed in the interim condensed consolidated financial statements.

21.	APPROVAL OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The interim condensed consolidated financial statements for the six months ended 30 June 2016 were approved and authorised for issue by the Board on 24 August 2016.

Report on Review of Interim Condensed Consolidated Financial Statements

TO THE BOARD OF DIRECTORS OF

CNOOC LIMITED

(Incorporated in the Hong Kong Special Administrative Region with limited liability)

Introduction

We have reviewed the interim condensed consolidated financial statements of CNOOC Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) set out on pages 10 to 45 which comprise the interim condensed consolidated statement of financial position as of 30 June 2016 and the related interim condensed consolidated statement of profit or loss and other comprehensive income, statement of changes in equity and statement of cash flows for the six-month period then ended and certain explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) issued by the International Accounting Standards Board or Hong Kong Accounting Standard 34 “Interim Financial Reporting” (“HKAS 34”) issued by the Hong Kong Institute of Certified Public Accountants. The directors of the Company are responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with IAS 34 and HKAS 34. Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants. A review of these interim condensed consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 and HKAS 34.

Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

24 August 2016

Other Information

DIRECTORS’ INTERESTS

As at 30 June 2016, the interests of each Director and chief executive of the Company in the equity or debt securities of the Company or any associated corporations (within the meaning of the Securities and Futures Ordinance (“SFO”)) which were required (i) to be notified to the Company and The Stock Exchange of Hong Kong Limited (the “HKSE”) pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein or (iii) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”), to be notified to the Company and the HKSE were as follows:

Interests in share options granted by the Company

	No. of shares	No. of shares			Closing price
	involved in	involved in			per share
	the options	the options			immediately
	outstanding at	outstanding at			before the
	the beginning	the end of	Date of	Exercise period	date of	Exercise
Name of grantee	of the period	the period	grant	of share option*	grant	price
					(HK$)	(HK$)

Executive Directors
Yang Hua	1,770,000	–	14 June 2006	14 June 2006 to 14 June 2016	5.30	5.56
	1,857,000	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.43	7.29
	1,857,000	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.20	14.828
	2,835,000	2,835,000	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93
	2,000,000	2,000,000	20 May 2010	20 May 2010 to 20 May 2020	12.22	12.696

Yuan Guangyu	1,857,000	1,857,000	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93
	1,899,000	1,899,000	20 May 2010	20 May 2010 to 20 May 2020	12.22	12.696

Non-executive Directors
Wu Guangqi	1,770,000	–	14 June 2006	14 June 2006 to 14 June 2016	5.30	5.56
	1,857,000	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.43	7.29
	1,857,000	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.20	14.828
	1,857,000	1,857,000	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93
	1,857,000	1,857,000	20 May 2010	20 May 2010 to 20 May 2020	12.22	12.696

	No. of shares	No. of shares			Closing price
	involved in	involved in			per share
	the options	the options			immediately
	outstanding at	outstanding at			before the
	the beginning	the end of	Date of	Exercise period	date of	Exercise
Name of grantee	of the period	the period	grant	of share option*	grant	price
					(HK$)	(HK$)

Other Employees
in Aggregate	33,630,000	–	14 June 2006	14 June 2006 to 14 June 2016	5.30	5.56
	39,202,000	37,102,000	25 May 2007	25 May 2007 to 25 May 2017	7.43	7.29
	46,404,000	44,304,000	29 May 2008	29 May 2008 to 29 May 2018	14.20	14.828
	55,002,000	52,737,000	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93
	65,081,000	62,585,000	20 May 2010	20 May 2010 to 20 May 2020	12.22	12.696

*	Except for share options granted under the Pre-Global Offering Share Option Scheme, all share options granted are subject to a vesting schedule pursuant to which one-third of the options granted vest on the first, second and third anniversaries of the date of grant, respectively, such that the options granted are fully vested on the third anniversary of the date of grant.

During the six months ended 30 June 2016, no share options granted under the share option schemes of the Company were exercised.

Interests in shares

			Approximate
			percentage of total
Name of Director	Nature of interest	Ordinary shares	issued shares

Chiu Sung Hong	Beneficial interest	1,150,000	0.003%

All the interests stated above represent long positions. As at 30 June 2016, save as disclosed above, none of the Directors and chief executive of the Company was interested in the equity or debt securities of the Company or any associated corporations (within the meaning of the SFO) which were required (i) to be notified to the Company and the HKSE pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein or (iii) pursuant to the Model Code, to be notified to the Company and the HKSE.

Other than those disclosed in this interim report, no right to subscribe for equity or debt securities of the Company has been granted by the Company to, nor have any such rights been exercised by, any other person during the six months ended 30 June 2016.

SUBSTANTIAL SHAREHOLDERS’ INTERESTS

As at 30 June 2016, so far as was known to the Directors and chief executive of the Company, the persons, other than a Director or chief executive of the Company, who had an interest or a short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO were as follows:

			Approximate
			percentage
			of total
		Ordinary shares held	issued shares

(i)	CNOOC (BVI) Limited	28,772,727,268	64.44%
(ii)	Overseas Oil & Gas Corporation, Ltd. (“OOGC”)	28,772,727,273	64.44%
(iii)	CNOOC	28,772,727,273	64.44%

Note:	CNOOC (BVI) Limited is a direct wholly-owned subsidiary of OOGC, which is a direct wholly-owned subsidiary of CNOOC. Accordingly, CNOOC (BVI) Limited’s interests are recorded as the interests of OOGC and CNOOC.

All the interests stated above represent long positions. As at 30 June 2016, save as disclosed above, the Directors and chief executive of the Company are not aware of any other person having interests or short positions (other than the Directors and chief executives of the Company) in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

INFORMATION ON SHARE OPTION SCHEMES

The Company has adopted the following share option schemes for the grant of options to the Company’s Directors, senior management and other eligible grantees:

1.	Pre-Global Offering Share Option Scheme (expired in 2011);

2.	2001 Share Option Scheme (expired in 2011);

3.	2002 Share Option Scheme (expired in 2015); and

4.	2005 Share Option Scheme (as defined below).

Under these share option schemes, the Remuneration Committee of the Board will from time to time propose for the Board’s approval the grant of share options and the number of share options to be granted to the relevant grantees. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options granted shall not exceed 10% of the total issued shares of the Company as at 31 December 2005, being the date on which the shareholders of the Company approved the 2005 Share Option Scheme, excluding shares under options which have lapsed.

2005 Share Option Scheme

On 31 December 2005, the Company adopted a share option scheme (the “2005 Share Option Scheme”). Under the 2005 Share Option Scheme, the Board has the authority to grant options to subscribe for shares to the directors, officers and employees of the Company and its subsidiaries, and any other persons who in sole discretion of the Board have contributed or will contribute to the Group. Unless approved by the shareholders, the total number of shares issued and to be issued upon exercise of the options granted to each individual (including exercised and unexercised options) under the 2005 Share Option Scheme or any other share option scheme adopted by the Company, in any 12 months period, must not exceed 1% of the shares in issue of the Company.

According to the 2005 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options will be determined by the Board at its discretion at the date of grant, except that such price shall be at least the higher of:

1.	the nominal value of a share of the Company on the date of grant;

2.	the average closing price of the shares as stated in the HKSE’s daily quotation sheets for the five trading days immediately preceding the date of grant; and

3.	the closing price of the shares as stated in the HKSE’s daily quotation sheets on the date of grant.

The period within which the options must be exercised, as well as any minimum holding period or performance targets which apply to the options, will be specified by the Board at the time of grant. The exercise periods for options granted under the 2005 Share Option Scheme shall end not later than 10 years from the date of grant. No options may be granted under the 2005 Share Option Scheme after the date of the 10th anniversary of the adoption of the 2005 Share Option Scheme.

AUDIT COMMITTEE

The Audit Committee of the Board of the Company has reviewed together with the management the accounting principles and practices adopted by the Group and discussed the risk management, internal control and financial reporting matters. The interim results for the six months ended 30 June 2016 are unaudited, but have been reviewed by Deloitte Touche Tohmatsu in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants. This interim report has been reviewed by the Audit Committee.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Save as disclosed in this interim report, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of its listed securities during the six months ended 30 June 2016.

CORPORATE GOVERNANCE CODE AND CORPORATE GOVERNANCE REPORT

For the six months ended 30 June 2016, the Company has complied with relevant code provisions set out in Appendix 14 to the Listing Rules, except for the deviation from the code provisions (“Code Provisions”) A.2.1 and A.4.1 of the Corporate Governance Code and Corporate Governance Report (“Corporate Governance Code”). The following summarises the requirement under the above-mentioned Code Provisions and the reasons for such deviations.

Code Provision A.2.1

Under Code Provision A.2.1, the roles of the Chairman and the Chief Executive Officer should be separate and not be performed by the same individual.

Mr. Yang Hua assumes both the roles of the Chairman and the Chief Executive Officer as he is familiar with the culture and operations of the Company and has extensive experience in the oil and gas industry. The Directors consider that vesting two roles in the same individual enables the Company to make and implement decisions promptly and efficiently and will not impair the balance of power and authority between the Board and the management of Company. Further, the Directors consider that although Mr. Yang Hua serves as both the Chairman and Chief Executive Officer, there are sufficient checks and balances at the board level. The Company has established board committees (namely, Audit Committee, Remuneration Committee and Nomination Committee), whose members comprise independent non-executive Directors and are responsible for important corporate governance functions. In particular, the Audit Committee of the Company is responsible for overseeing and monitoring the risk management and internal control systems of the Company, to support the Board in discharging its responsibilities and to make sure the adequacy and effectiveness of the Company’s corporate accounting and financial controls, risk management and internal control systems. The four Independent Non-executive Directors who possess balance of skills and experience appropriate of the business of the Company also contribute valuable independent views to the Board.

Code Provision A.4.1

Under Code Provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing independent non-executive directors of the Company is appointed for a specific term. This constitutes a deviation from Code Provision A.4.1. However, all the Directors are subject to the retirement provisions under article 97 of the Articles of Association of the Company (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices. All the incumbent independent non-executive directors of the Company have retired from the office by rotation and have been re-elected in the past three years (with the exception of Mr. Kevin G. Lynch, who was appointed on 1 March 2014 and was re-elected at the annual general meeting of the Company on 23 May 2014). Therefore, the Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the Corporate Governance Code.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a Code of Ethics for Directors and Senior Management (“Code of Ethics”) incorporating the Model Code as set out in Appendix 10 to the Listing Rules. All Directors have confirmed that they complied, during the six months ended 30 June 2016, with the Company’s Code of Ethics and the required standards set out in the Model Code.

CHANGES IN INFORMATION OF DIRECTORS

Pursuant to Rule 13.51(B) of the Listing Rules, the change in information of Directors of the Company during the six months ended 30 June 2016 is set out below:

Name of Director	Details of Changes

Li Fanrong	Resigned as an Executive Director, the Chief Executive Officer and the President of the Company with effect from 15 June 2016

Ceased to serve as the director of CNOOC China Limited, chairman and director of CNOOC International Limited and chairman and director of Nexen Energy ULC with effect from 15 June 2016, all being subsidiaries of the Company

CHANGES IN INFORMATION OF DIRECTORS (CONTINUED)

Name of Director	Details of Changes

Yang Hua	Re-designated as an Executive Director and appointed as the Chief Executive Officer of the Company with effect from 15 June 2016 and he remains as the Chairman of the Board

Appointed as the chairman and director of Nexen Energy ULC with effect from 15 June 2016

Wu Guangqi	Re-designated as a Non-executive Director of the Company and resigned as the Compliance Officer of the Company with effect from 15 June 2016

Yuan Guangyu	Appointed as an Executive Director and the President of the Company with effect from 15 June 2016

Appointed as the chairman of CNOOC International Limited with effect from 15 June 2016

STATEMENT OF SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES FOR PURPOSES OF SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong and the principal trading market for the ordinary shares of the Company is The Stock Exchange of Hong Kong Limited. In addition, because the Company’s ordinary shares are registered with the United Sates Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements of NYSE. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/encnoocltd/gsgz/socg

MISCELLANEOUS

The Directors are of the opinion that there have been no material changes to the information published in the Company’s annual report for the year ended 31 December 2015, other than those disclosed in this interim report.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 12 September 2016 (Monday) to 20 September 2016 (Tuesday) (both days inclusive) during which no transfer of shares of the Company can be registered. In order to qualify for the interim dividend, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 9 September 2016 (Friday). The interim dividend will be paid on or around 13 October 2016 (Thursday) to shareholders whose names appear on the register of members on 20 September 2016 (Tuesday).

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2016 INTERIM DIVIDEND

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Regulations on the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice of the State Administration of Taxation on Issues about the Determination of Chinese-Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management”, the Company has been confirmed as a resident enterprise of People’s Republic of China (“PRC”) and the withholding and payment obligation lies with the Company. The Company is required to withhold and pay 10% enterprise income tax when it distributes the 2016 interim dividend to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders. In respect of all shareholders whose names appear on the Company’s register of members as at 20 September 2016 who are not individual natural person (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2016 interim dividend after deducting enterprise income tax of 10%. The Company will not withhold and pay the income tax in respect of the 2016 interim dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at 20 September 2016. Investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange (the Shanghai-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC Nominees Limited, and in accordance with the above requirements, the Company will pay to HKSCC Nominees Limited the amount of the 2016 interim dividend after withholding for payment the 10% enterprise income tax.

If any resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, or any non-resident enterprise shareholder who is subject to a withholding tax rate of less than 10% pursuant to any tax treaty between the country of residence of such shareholder and the PRC or tax arrangements between the mainland of China and Hong Kong or Macau, or any other non-resident enterprise shareholder who may be entitled to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules, does not desire to have the Company withhold and pay the total amount of the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming its PRC resident enterprise status, or the documents in support that a withholding tax of less than 10% is required to be paid pursuant to the above-mentioned tax treaty or arrangements, or the documents confirming its entitlement to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules at or before 4:30 p.m. on 9 September 2016 (Friday).

If anyone would like to change the identity of the shareholders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold and pay the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on 20 September 2016. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders at the aforesaid date or any disputes over the mechanism of withholding.

By Order of the Board

Li Jiewen

Joint Company Secretary

Hong Kong, 24 August 2016

FORWARD-LOOKING STATEMENTS

This interim report includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements.

These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to the terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2015 Annual Report on Form 20-F filed on 21 April 2016. Consequently, all of the forward-looking statements made in this interim report are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

Exhibit 99.2

( Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

NOTIFICATION LETTER 通 知 信 函

2 September 2016

Dear Non-registered holder (1),

CNOOC Limited (the “Company”)

–Notice of publication of 2016 Interim Report (“Current Corporate Communications”)

The English and Chinese versions of the Company’s Current Corporate Communications are available on the Company’s website at www.cnoocltd.com and the HKEXnews’ website at www.hkexnews.hk. You may access the Current Corporate Communications by clicking “Investor Relations” on the home page of our website, then selecting “Name of document” under “Reports & Filling” and viewing them through Adobe® Reader®or browsing through the HKEXnews’ website.

If you want to receive a printed version of the Current Corporate Communications, please complete the Request Form on the reverse side and return it to the Company c/o Hong Kong Registrars Limited (the “Hong Kong Share Registrar”) by using the mailing label at the bottom of the Request Form (no need to affix a stamp if posted in Hong Kong; otherwise, please affix an appropriate stamp). The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. The Request Form may also be downloaded from the Company’s website at www.cnoocltd.com or the HKEXnews’ website at www.hkexnews.hk.

Should you have any queries relating to any of the above matters, please call the Company’s telephone hotline at (852) 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. Monday to Friday, excluding public holidays or send an email to Cnooc.ecom@computershare.com.hk.

Yours faithfully,

By order of the Board

CNOOC Limited

Li Jiewen

Joint Company Secretary

Note:	(1) This letter is addressed to Non- registered holders (“Non- registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications). If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form on the reverse side.

各位非登記持有人(1)：

中國海洋石油有限公司（「本公司」）

– 2016中期報告（「本次公司通訊文件」）之發佈通知

本公司的本次公司通訊文件的中、英文版本已上載於本公司網站(www.cnoocltd.com)及香港交易所披露易網站(www.hkexnews.hk)。 請在本公司網站主頁按「投資者關係」一項，再在「定期報告」項下選擇「通訊文件名稱」並使用Adobe® Reader® 開啟查閱或在香港交易所披露易網站瀏覽有關文件。

如　閣下欲收取本次公司通訊文件之印刷本，請填妥在本函背面的申請表格，並使用隨附之郵寄標籤寄回本公司經香港證券登記有限公司（「香港證券登記處」）(如在香港投寄，毋須貼上郵票；否則，請貼上適當的郵票) 。香港證券登記處地址為香港灣仔皇后大道東183號合和中心17M樓。申請表格亦可於本公司網站(www.cnoocltd.com)或香港交易所披露易網站(www.hkexnews.hk）內下載。

如對本函內容有任何疑問，請致電本公司電話熱線(852)2862 8688，辦公時間為星期一至五（公眾假期除外）上午9時正至下午6時正或電郵至 Cnooc.ecom@computershare.com.hk。

承董事會命

中國海洋石油有限公司

聯席公司秘書

李潔雯

謹啟

2016年9月2日

附註：(1) 此函件乃向本公司之非登記持有人(“非登記持有人”指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊)發出。如果 閣下已經出售或轉讓所持有之本公司股份，則無需理會本函件及所附申請表格。

CNOH-02092016-1(21)

Request Form申請表格

To:	CNOOC Limited (the “Company”) (Stock Code: 00883) c/o Hong Kong Registrars Limited 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong	致：	中國海洋石油有限公司（「本公司」） （股份代號：00883） 經香港證券登記有限公司 香港灣仔皇后大道東183號 合和中心17M樓

I/We would like to receive the Corporate Communications* of the Company (“Corporate Communications”) in the manner as indicated below:

本人／我們希望以下列方式收取　貴公司之公司通訊文件*（「公司通訊文件」）：

(Please mark ONLY ONE（X）of the following boxes)

(請從下列選擇中，僅在其中一個空格內劃上「X」號)

□	to receive the printed English version of all Corporate Communications ONLY; OR 僅收取公司通訊文件之英文印刷本；或
□	to receive the printed Chinese version of all Corporate Communications ONLY; OR 僅收取公司通訊文件之中文印刷本；或
□	to receive both printed English and Chinese versions of all Corporate Communications. 同時收取公司通訊文件之英文及中文印刷本。

Contact telephone number	Signature(s)
聯絡電話號碼	簽名

Notes附註：

1.	Please complete all your details clearly. 請 閣下清楚填妥所有資料。
2.

This letter is addressed to Non-registered holders (“Non-registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications).

此函件乃向本公司之非登記持有人(“非登記持有人”指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊)發出。

3.	Any form with more than one box marked(X), with no box marked(X), with no signature or otherwise incorrectly completed will be void. 如在本表格作出超過一項選擇、或未有作出選擇、或未有簽署、或在其他方面填寫不正確，則本表格將會作廢。
4.

The above instruction will apply to the Corporate Communications to be sent to you until you notify to the Company c/o Hong Kong Registrars Limited to the contrary or unless you have at anytime ceased to have holdings in the Company.

上述指示適用於發送予 閣下之所有公司通訊，直至 閣下通知本公司之香港證券登記處香港證券登記有限公司另外之安排或任何時候停止持有本公司的股份。

5.	For the avoidance of doubt, we do not accept any other instruction given on this Request Form. 為免存疑，任何在本申請表格上的額外指示，本公司將不予處理。

PERSONAL INFORMATION COLLECTION STATEMENT 收集個人資料聲明

(i) “Personal Data” in these statements has the same meaning as “personal data” in the Personal Data (Privacy) Ordinance, Chapter 486 of the Laws of Hong Kong (“PDPO”).

本聲明中所指的「個人資料」具有香港法例第486章《個人資料（私隱）條例》（「《私隱條例》」）中「個人資料」的涵義。

(ii) Your supply of Personal Data to CNOOC Limited is on a voluntary basis. Failure to provide sufficient information, CNOOC Limited may not be able to process your instructions and/or requests as stated in this form.

閣下是自願向中國海洋石油有限公司提供個人資料。若 閣下未能提供足夠資料，中國海洋石油有限公司可能無法處理 閣下在本表格上所述的指示及╱或要求。

(iii) Your Personal Data may be disclosed or transferred by CNOOC Limited to its subsidiaries, its share registrar, and/or other companies or bodies for any of the stated purposes, and retained for such period as may be necessary for our verification and record purposes.

中國海洋石油有限公司可就任何所說明的用途，將 閣下的個人資料披露或轉移給中國海洋石油有限公司的附屬公司、股份過戶登記處、及╱或其他公司或團體，並將在適當期間保留該等個人資料作核實及紀錄用途。

(iv) You have the right to request access to and/or correction of your Personal Data in accordance with the provisions of the PDPO. Any such request for access to and/or correction of your Personal Data should be in writing to the Personal Data Privacy Officer of Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

閣下有權根據《私隱條例》的條文查閱及╱或修改 閣下的個人資料。任何該等查閱及╱或修改個人資料的要求均須以書面方式向香港證券登記有限公司（地址為香港灣仔皇后大道東183號合和中心17M樓）的個人資料私隱主任提出。

*Corporate Communications includes but not limited to (a) the directors’ report, its annual accounts together with a copy of the auditors’ report and, where applicable, its summary financial report; (b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.

公司通訊文件包括但不限於：(a)董事會報告、年度財務報表連同核數師報告及如適用，財務摘要報告；(b)中期報告及如適用，中期摘要報告；(c)會議通告；(d)上市文件；(e)通函；及(f)委任代表表格。

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郵寄標籤MAILING LABEL
閣下寄回此申請表格時，請將郵寄標籤剪貼於信封上。 如在本港投寄毋須貼上郵票。 Please cut the mailing label and stick this on the envelope to return this Request Form to us. No postage stamp necessary if posted in Hong Kong.	香港證券登記有限公司 Hong Kong Registrars Limited 簡便回郵號碼Freepost No. 37 香港Hong Kong